UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.r.l.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,310.65	Filing Party: Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Form or Registration Number: Schedule TO	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) relating to the offer by Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information set forth in Section 13 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase as follows:

Section 13 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Ordinary Shares and ADSs, or, at a minimum, permit Parent to control a majority interest in the Company. The Company Board has approved the Tender Offer Agreement and the transactions contemplated thereby, including the Offer.

The Company Board currently consists of seven members. Three of such directors have signed letters of resignation that will be effective as of the Acceptance Time. It is a condition to the Offer that the remaining four directors of the Company appoint three members to the Company Board as directed by Parent to fill the vacancies created by such resignations. Of the four remaining legacy directors of the Company, an additional three have signed letters of resignation effective as of the day after the Acceptance Time. Following the effectiveness of such additional resignations, Parent’s designees will hold three of the four seats of the Company Board and control the operations of the Company. The Company intends to call an ordinary meeting of the shareholders of the Company which, assuming the Offer closes prior to February 7, 2014, will be convened on February 24, 2014 (with a second call of February 25, 2014), and at such meeting Parent will be able to elect all members of the Company Board. Following such time, Parent will exercise effective control of the Company through its election of all of the members of the Company Board.

Unless all of the outstanding Ordinary Shares and ADSs are tendered in the Offer or in the subsequent offering period and are purchased by Purchaser in accordance with the terms of the Offer to Purchase, Parent, together with Purchaser, will not acquire all of the equity interests of the Company, but will still control the Company through its election of all of the members of the Company Board. Parent has not determined whether it will seek to purchase any remaining outstanding Ordinary Shares and ADSs not tendered in the Offer or in the subsequent offering period, and Parent is not obligated to do so pursuant to the Tender Offer Agreement or under Italian law. Unless Parent makes the later decision to acquire the remaining equity interests of the Company following the Acceptance Time and the subsequent offering period, and until it actually does so, the minority shareholders of the Company will continue to be entitled to exercise the rights as shareholders provided to them under the Italian Civil Code. These rights include:

•	the right of a shareholder to challenge Company Board resolutions adopted in violation of applicable law or the bylaws of the Company, if they are detrimental to the shareholder’s rights (Article 2388 of the Italian Civil Code);

•	the right of a shareholder to file a complaint with the Company’s board of statutory auditors in the event the members of the Company Board breach their fiduciary duties:

¡	in such instance, the board of statutory auditors is required to give notice of such complaint at a meeting of shareholders of the Company;

¡	if the complaint is brought by shareholders representing at least 5% of the corporate capital, the board of statutory auditors is required to investigate the matters brought to its attention and report its findings and any proposed solutions to the shareholders of the Company at the shareholders’ meeting (Article 2408 of the Italian Civil Code);

•	the right of shareholders representing at least 5% of the voting shares of the Company to challenge a resolution of the shareholders’ meeting (Article 2377, paragraph 3, of the Italian Civil Code);

•	the right of shareholders representing at least 10% of the corporate capital to file a complaint to report any grounded allegation of serious irregularity in the management of the Company which may jeopardize the Company or any controlled companies (Article 2409 of the Italian Civil Code):

¡	in this case, the court can (i) order an inspection of the management of the Company and (ii) if the irregularities are proved, order interim measures and even remove the directors and statutory auditors from their office;

•	the right of shareholders representing at least 10% of the corporate capital to request that a shareholders’ meeting be convened by the directors and to establish the meeting agenda (Article 2367, paragraph 1, of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to initiate a liability action against the directors of the Company (Article 2393-bis of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to veto any waiver and/or settlement of the Company’s liability action against directors of the Company (Article 2393, paragraph 6, of the Italian Civil Code); and

•	the right of shareholders attending any shareholders’ meeting who represent at least one-third of the shares represented at the meeting to request that the meeting be postponed for up to 5 days if they are not sufficiently informed about the agenda (Article 2374 of the Italian Civil Code).

Moreover, any shareholder of an Italian joint stock company that abstains from voting or votes against the matters contained in Article 2437 of the Italian Civil Code may withdraw from the Company and cause their Ordinary Shares to be purchased pursuant to the procedures set forth in the Italian Civil Code.

Parent’s current objective is to acquire all of the Ordinary Shares and ADSs in the Offer or otherwise. However, any determination by Parent to seek to purchase any remaining outstanding Ordinary Shares and ADSs following the completion of the Offer and the subsequent offering period and, should it make such determination, the timing and approach used for any such purchase will be assessed by Parent after the completion of the Offer and the subsequent offering period based in part on the number of ADSs and Ordinary Shares tendered in the Offer and the subsequent offering period. Parent has not determined any percentage or other thresholds that would result in it deciding to pursue the acquisition of any remaining outstanding Ordinary Shares and ADSs, the method for acquiring any such outstanding equity interests, or the timing thereof. If Parent chooses to acquire any remaining outstanding equity interests of the Company following the completion of the Offer and the subsequent offering period, such purchases may be effected at prices higher or lower than the Offer Price.

Under Italian law, there is not a “short-form” or “squeeze-out” merger available by which Parent may acquire for cash all of the remaining Ordinary Shares and ADSs held by the minority shareholders of the Company that do not tender into the Offer or the subsequent offering period. However, a “squeeze out” of the Company’s minority shareholders for equity interests in Parent (or a subsidiary of Parent) pursuant to an exchange of Parent ordinary shares (or equity interests of a subsidiary of Parent) for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries is available under Italian law, such that such minority shareholders would then hold an equity interest in Parent (or a subsidiary of Parent). Under Italian law, holders of the same class of securities may not be treated differently in such a transaction. Accordingly, U.S. shareholders may not be treated differently from other shareholders in any such merger or mergers and, as a result, U.S. shareholders that do not tender into the Offer or the subsequent offering period will be entitled to the same merger consideration as other holders of Ordinary Shares in such a transaction.

Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent could also seek to acquire any remaining outstanding equity interests of the Company through privately-negotiated transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of the Depositary Agreement. If Parent terminates the Depositary Agreement, then for a one-year period after notice of such termination is given to the Depositary, holders of ADSs can exchange with the Depositary each ADS for one Ordinary Share. If holders of ADSs exchange their ADSs for the underlying Ordinary Shares within such one-year period, such holders will continue to be minority shareholders of the Company. After that one-year period, any Ordinary Shares underlying ADSs that are not exchanged may be sold by the Depositary and any proceeds from such sale will be held uninvested by the Depositary on behalf of the shareholders holding ADSs. In such event, Parent or Purchaser may elect to purchase such Ordinary Shares from the Depositary, and that purchase price per Ordinary Share may be higher or lower than the Offer Price.

Plans for the Company. Except as otherwise provided in the Tender Offer Agreement, it is expected that, initially following the Acceptance Time, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company over time and will take such actions with respect to the Company as it deems appropriate under the circumstances then existing. From time to time, Parent may make changes to the Company business, operations, capitalization or management with a view to combining the existing and future business of the Company and Parent and optimizing the Company’s business in conjunction with Parent’s other business.

Except as set forth in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company capitalization or dividend policy or (iv) any other material change in the Company corporate structure or business.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.r.l.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: January 14, 2014

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Share Form of Acceptance.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.*

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(J)	Portion of transcript from Jazz Pharmaceuticals conference call to discuss acquisition of rights to ADX-N05 from Aerial BioPharma, LLC held on January 13, 2014.*

(a)(5)(K)	Jazz Pharmaceuticals investor presentation, first used at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(a)(5)(L)	Portion of transcript of oral presentation by Jazz Pharmaceuticals at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(b)(1)

Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.*

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.*

(d)(4)	Form of Consultancy Agreement.*

(d)(5)	Form of Retention and Amendment Agreement.*

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.*

*	Previously filed.